# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Praxis Precision Medicines, Inc., CIK 0001689548
CUSIP: 74006W207
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 99 HIGH STREET, 30TH FLOOR, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-23-003735
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,146,795; sole dispositive power 0; shared dispositive power 1,146,795; aggregate amount beneficially owned 1,146,795 (5.5% of the class)
  Comment: The information set forth on this cover page and in Item 4(b) reflects information as of the close of business on May 14, 2025 and includes 511,030 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of warrants. As of March 31, 2025, the Reporting Person may have been deemed to beneficially own 844,564 shares of Common Stock (including 511,030 shares of Common Stock issuable upon exercise of warrants), representing 4.1% of the Common Stock outstanding as of such time.
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,146,795; sole dispositive power 0; shared dispositive power 1,146,795; aggregate amount beneficially owned 1,146,795 (5.5% of the class)
  Comment: The information set forth on this cover page and in Item 4(b) reflects information as of the close of business on May 14, 2025 and includes 511,030 shares of Common Stock issuable upon exercise of warrants. As of March 31, 2025, the Reporting Person may have been deemed to beneficially own 844,564 shares of Common Stock (including 511,030 shares of Common Stock issuable upon exercise of warrants), representing 4.1% of the Common Stock outstanding as of such time.
- Point72 Biotech Private Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 65,933; sole dispositive power 0; shared dispositive power 65,933; aggregate amount beneficially owned 65,933 (0.3% of the class)
  Comment: The information set forth on this cover page and in Item 4(b) reflects information as of March 31, 2025 and as of the close of business on May 14, 2025.
- Differentiated Ventures Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 65,933; sole dispositive power 0; shared dispositive power 65,933; aggregate amount beneficially owned 65,933 (0.3% of the class)
  Comment: The information set forth on this cover page and in Item 4(b) reflects information as of March 31, 2025 and as of the close of business on May 14, 2025.
- 72 Investment Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 65,933; sole dispositive power 0; shared dispositive power 65,933; aggregate amount beneficially owned 65,933 (0.3% of the class)
  Comment: The information set forth on this cover page and in Item 4(b) reflects information as of March 31, 2025 and as of the close of business on May 14, 2025.
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,212,728; sole dispositive power 0; shared dispositive power 1,212,728; aggregate amount beneficially owned 1,212,728 (5.8% of the class)
  Comment: The information set forth on this cover page and in Item 4(b) reflects information as of the close of business on May 14, 2025 and includes 511,030 shares of Common Stock issuable upon exercise of warrants. As of March 31, 2025, the Reporting Person may have been deemed to beneficially own 910,497 shares of Common Stock (including 511,030 shares of Common Stock issuable upon exercise of warrants), representing 4.4% of the Common Stock outstanding as of such time.

## Item 1. Issuer
Name of issuer: Praxis Precision Medicines, Inc.
Address of issuer's principal executive offices: 99 High Street, 30th Floor Boston MA 02110

## Item 2. Person Filing
Name of person filing: This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Praxis Precision Medicines, Inc. (the "Issuer") held by (and shares of Common Stock issuable upon exercise of the warrants held by) Point72 Associates, LLC, an investment fund it manages ("Point72 Associates"); (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to the shares of Common Stock held by (and shares of Common Stock issuable upon exercise of the warrants held by) Point72 Associates; (iii) Point72 Biotech Private Investments, LLC ("Point72 Biotech") with respect to the shares of Common Stock of which it is the holder; (iv) Differentiated Ventures Investments, LLC ("Differentiated Ventures"), the managing member of Point72 Biotech, with respect to the shares of Common Stock held by Point72 Biotech; (v) 72 Investment Holdings, LLC ("72 Investment Holdings"), the sole member of Differentiated Ventures, with respect to the shares of Common Stock held by Point72 Biotech, and (vi) Steven A. Cohen ("Mr. Cohen") with respect to the shares of Common Stock beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings.
Address of principal business office or, if none, residence: The address of the principal business office of Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Biotech, Differentiated Ventures, 72 Investment Holdings, and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings are Delaware limited liability companies. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on May 14, 2025. Such information as of March 31, 2025 is set forth in the footnote on such cover page.

Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by Point72 Associates. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Mr. Cohen controls each of Point72 Asset Management and Point72 Capital Advisors Inc.

Differentiated Ventures is the managing member of Point72 Biotech and may be deemed to share beneficial ownership over the shares of Common Stock held by Point72 Biotech. 72 Investment Holdings is the sole member of Differentiated Ventures and may be deemed to share beneficial ownership of the shares of Common Stock of which Differentiated Ventures may be deemed the beneficial owner. Mr. Cohen controls each of Point72 Biotech, Differentiated Ventures, and 72 Investment Holdings.

The aggregate percentage of the shares of Common Stock reported to be beneficially owned by each Reporting Person as of March 31, 2025, is based on 20,674,280 shares of Common Stock outstanding, which is the sum of: (i) 20,163,250 shares of Common Stock outstanding as of February 26, 2025, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2025; and (ii) 511,030 shares of Common Stock issuable upon exercise of the warrants reported herein.

The aggregate percentage of the shares of Common Stock reported to be beneficially owned by each Reporting Person as of May 14, 2025, is based on 20,880,012 shares of Common Stock outstanding, which is the sum of: (i) 20,368,982 shares of Common Stock outstanding as of April 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed with the SEC on May 2, 2025; and (ii) 511,030 shares of Common Stock issuable upon the exercise of the warrants reported herein.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.
Percent of class: 5.8%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on May 14, 2025.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on May 14, 2025.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on May 14, 2025.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on May 14, 2025.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Point72 Associates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding shares of Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (05/15/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (05/15/2025)
- Point72 Biotech Private Investments, LLC: /s/ Vincent Tortorella, Vincent Tortorella, Authorized Person (05/15/2025)
- Differentiated Ventures Investments, LLC: /s/ Vincent Tortorella, Vincent Tortorella, Authorized Person (05/15/2025)
- 72 Investment Holdings, LLC: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (05/15/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (05/15/2025)